UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

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AULT ALLIANCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Common Stock

(Title of Class of Securities)

09175M101

(CUSIP Number of Class of Securities)

Milton C. Ault III

Executive Chairman

Ault Alliance, Inc.

11411 Southern Highlands Pkwy #240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Kenneth A. Schlesinger, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

________________________

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐

third-party tender offer subject to Rule 14d-1.

☒

issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13E-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Ault Alliance Plans to Initiate an Exchange Offer in Which It Would Offer Up to $50 Million in Preferred Shares With a Stated Value of $10.00 per Share (An Effective Price of $0.15 per Share of Common Stock Exchanged)

Up to Five Million Preferred Shares Would Be Exchanged at a Ratio of Three Preferred Shares for Approximately 200 Shares of Common Stock (For an Aggregate of 333,333,333 Shares of Common Stock)

The Holders of the Preferred Stock Would Be Entitled to Receive Dividends of the Company’s Majority-Owned Subsidiaries Imperalis Holding Corp. (Sometimes Referred to as TurnOnGreen) and Giga-tronics Incorporated

LAS VEGAS--(BUSINESS WIRE) – March 20, 2023 – Ault Alliance, Inc. (NYSE American: AULT), a diversified holding company (“Ault Alliance” or the “Company”), today announced its intention to launch an exchange offer for up to 333,333,333 shares of its common stock (“Common Stock”) for up to 5,000,000 shares of preferred stock with a stated value of $10.00 per share (the “Preferred Stock”). The terms of the Preferred Stock equate to a value of $0.15 per share of each Common Stock exchanged. In addition, the Preferred Stock is entitled to receive an annual dividend of ten percent (10%).

The terms of the Preferred Stock represent a 66.67% premium to the closing share price of $0.09 per share on March 17, 2023 on a per share of common stock equivalent basis. This initiative is designed to enhance the Company’s capital structure and stockholder value by enabling the stockholders to receive a security more aligned with the underlying value of the Company. If all 333,333,333 shares of Common Stock are tendered and retired, the Company’s outstanding Common Stock will be reduced by approximately 80%.

The exchange offer will require that a minimum of 150 million shares of Common Stock be tendered by common stockholders. To avoid issuing fractional shares, the exchange offer is structured in increments of 200 shares of Common Stock such that every 200 shares of Common Stock is exchangeable into three shares of Preferred Stock.

Ault Alliance will seek to list the Preferred Stock on the NYSE American. If the application to list the Preferred Stock is approved by the NYSE American, trading in the Preferred Stock is expected to commence within a 30-day period after the approval of listing. If the application is not approved, the Company intends to file an application to admit the Preferred Stock for trading on the OTC.

The annual ten percent (10%) dividend is payable in the form of cash or Common Stock. Dividends in Common Stock will be based on the 10-day volume-weighted average closing bid price immediately prior to the record date for such dividend payment.

Further, the term of the Preferred Stock would be perpetual, subject to the Company’s right, commencing two (2) years from issuance, to redeem the Preferred Stock, in whole or in part, at a cash redemption price of $10.00 per share, plus all accrued and unpaid dividends to, but not including, the redemption date (the “Redemption Price”). In addition, the Company may redeem, at its option, the Preferred Stock upon a change of control at the Redemption Price.

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The Preferred Stock will not be convertible into Common Stock, carry voting rights other than as required by applicable law, or provide for preemptive rights.

The holders of the Preferred Stock would be entitled to receive dividends of the Company’s majority-owned subsidiaries Imperalis Holding Corp. (sometimes referred to as TurnOnGreen) and Giga-tronics Incorporated based on the number of shares of Common Stock exchanged for Preferred Stock, ensuring that common stockholders who exchange their shares of Common Stock will have the ability to participate in the distribution of such shares.

The exchange offer for Common Stock is expected to commence during March of 2023 and is subject to regulatory approval and other customary closing conditions. Details regarding the offer and instructions for stockholders interested in participating will be provided in the Offer to Exchange and related documents, which will be filed with the Securities and Exchange Commission and distributed to Ault Alliance stockholders.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to buy the Preferred Stock or any other securities. Any solicitation of offers to exchange Common Stock for the Preferred Stock will only be made pursuant to an Offer to Exchange and related materials to be sent by the Company to its stockholders on the commencement of the proposed exchange offer. The exchange offer is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful. Any offers of the Preferred Stock will be made only by means of the Offer to Exchange. The exchange offer documents will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all stockholders of the Company who so request it.

It is anticipated that the Offer will be made pursuant to the exemption from registration requirements of the Securities Act of 1933, as amended, contained in Section 3(a)(9) thereof. Under that exemption, if Common Stock exchanged is freely tradeable, the Preferred Stock received in exchange therefor will be freely tradeable. If the Common Stock is restricted, the Preferred Stock will be restricted to the same degree.

Prior to making any decision to exchange their shares of Common Stock, investors and stockholders are strongly encouraged to read the exchange offer documents carefully, as they contain important information about the offer, including the terms and conditions. Stockholders with questions or concerns should consult their financial advisors before making any investment decisions related to the tender offer, the preferred stock issuance, or the distribution of the shares of Imperalis Holding Corp. (sometimes referred to as TurnOnGreen) and Giga-tronics Incorporated.

For more information on Ault Alliance and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company’s public filings and press releases available under the Investor Relations section at www.ault.com or available at www.sec.gov.

About Ault Alliance, Inc.

Ault Alliance, Inc. is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, Ault Alliance owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including metaverse platform, oil exploration, crane services, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics, hotel operations and textiles. In addition, Ault Alliance extends credit to select entrepreneurial businesses through a licensed lending subsidiary. Ault Alliance’s headquarters are located at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141; www.ault.com.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are available at www.sec.gov and on the Company’s website at www.ault.com.

Contacts

IR@Ault.com or 1-888-753-2235

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